EXHIBIT 12.1
THE CHUBB CORPORATION
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31

	2007	2006	2005	2004	2003

	(in millions except for ratio amounts)
Income from continuing operations before provision for income taxes	$3,937	$3,525	$2,447	$2,068	$934
Less:
Income from equity investees	390	266	186	207	93
Add:
Interest expensed	206	134	135	139	130
Capitalized interest amortized or expensed	12	32	15	14	9
Portion of rents representative of the interest factor	31	32	34	35	35
Distributions from equity investees	151	72	138	101	17

Income as adjusted	$3,947	$3,529	$2,583	$2,150	$1,032

Fixed charges:
Interest expensed	$206	$134	$135	$139	$130
Portion of rents representative of the interest factor	31	32	34	35	35

Fixed charges	$237	$166	$169	$174	$165

Ratio of consolidated earnings to fixed charges	16.65	21.26	15.28	12.36	6.25